Exhibit 12.1

Callaway Golf Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Nine months ended Sept 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
EARNINGS:
Income (loss) from continuing operations before income taxes and non-controlling interest	$10,243	$(2,550)	$(29,128)	$100,341	$88,264	$34,987	$14,537
Fixed charges and preferred stock dividends	16,263	10,033	17,304	8,817	8,523	8,369	5,624

Total earnings	26,506	7,483	(11,824)	109,158	96,787	43,356	20,161

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Interest on debt and amortization of deferred financing costs	681	1,591	1,737	4,666	5,363	5,421	2,279
Estimated interest expense included in rental expense	3,373	3,462	4,522	4,151	3,160	2,948	3,345
Preference security dividends, pre-tax	12,209	4,980	11,045	—	—	—	—

Total fixed charges and preferred stock dividends	$16,263	$10,033	$17,304	$8,817	$8,523	$8,369	$5,624

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.63	0.75	— (1)	12.38	11.36	5.18	3.58

(1)	Earnings for the year ended December 31, 2009 were insufficient to cover fixed charges and preferred stock dividends by $11.8 million.
(2)	Preference security dividends is the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.